UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sky Solar Holdings, Ltd.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

83084J202(1)
(CUSIP Number)

Bin Shi

Address: c/o 14th Floor, building 2, NanDa Softech Science & Technology Innovation Park,

19 QingJiangNan Road, GuLou District, NanJing City, Jiangsu Province, the People’s Republic of China, 210000

Tel: +86-025-84730370-8024

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* This statement on Schedule 13D (this “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of Bin Shi (“Mr. Shi”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings, Ltd., a Cayman Islands company (the “Issuer” or “Company”).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing twenty Ordinary Shares of the Issuer.

SCHEDULE 13D

CUSIP No.	83084J202

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bin Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) *
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,759,480 Ordinary Shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
14,759,480 Ordinary Shares
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,759,480 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*  The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to Mr. Shi, the Ordinary Shares that he has the right to acquire within 60 days.

Item 1.                     Security and Issuer

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share, of Sky Solar Holdings, Ltd., a company incorporated in the Cayman Islands (the “Company” or “Issuer”). The Issuer’s principal executive offices are located at Unit 417, 4th Floor, Tower Two Lippo Centre, 89 Queensway, Admiralty, Hong Kong Special Administrative Region, People’s Republic of China (“Hong Kong”)

Item 2.                     Identity and Background

Based on the transactions described in Item 4 below, Mr. Shi may be deemed to constitute a group for purposes of Section 13(d)(3) of the Act with the other members of the Consortium. See Item 4 below.

Bin Shi (“Mr. Shi”) is an individual who is a citizen of the People’s Republic of China and whose principal business address is 14th Floor, building 2, NanDa Softech Science & Technology Innovation Park, 19 QingJiangNan Road, GuLou District, NanJing City, Jiangsu Province, the People’s Republic of China, 210000. Mr. Shi is a self-employed private investor.

During the last five years, Mr. Shi has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Shi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                     Source and Amount of Funds or Other Considerations

Mr. Shi anticipates that, at the price per ADS set forth in the Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the Issuer’s board of directors), approximately US$35.5 million will be expended in acquiring all of the outstanding Ordinary Shares of the Issuer other than Ordinary Shares beneficially owned by the members of the Consortium (as defined in Item 4 below) (“Publicly Held Shares”).

It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of equity capital and third-party loans.

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated herein by reference in its entirety.

Item 4.                     Purpose of Transaction

On May 25, 2020, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding (collectively, the “Consortium”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the Consortium agreed to work exclusively with one another in good faith to undertake a transaction to acquire all the outstanding Ordinary Shares of the Issuer other than certain Ordinary Shares beneficially owned by the members of the Consortium or their affiliates (the “Proposed Transaction”). The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; admission of new Consortium members; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the transactions; and cooperation in preparing definitive documentation with respect to the Proposed Transaction. During the period beginning on the date of the Consortium Agreement and ending the first to occur of (i) the 6-month anniversary of the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the occurrence of other termination events (the “Exclusivity Period”), members of the Consortium have agreed, among other things, to: (a) work exclusively with each other with respect to the Proposed Transaction; (b) not to make a competing proposal for the acquisition of control of the Issuer; (c) acquire or dispose of any securities of the Issuer; or (d) enter into any written or oral agreement, arrangement or understanding regarding, or do, anything which is directly inconsistent with the Proposed Transaction.

On May 25, 2020, the Consortium submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors. Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding Ordinary Shares not beneficially owned by the Consortium members for US$6.00 per ADS in cash, representing a premium of 81.3% to the closing price of the Issuer’s ADSs on May 22, 2020 and a premium of 94.0% and 109.2% to the volume-weighted average closing price of the Issuer’s ADSs during the last 7 and 30 trading days, respectively. The Consortium intends to finance the Proposed Transaction through a combination of debt and equity financing.

The Proposal also provides that, among other things, the Consortium will (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Proposed Transaction that will include provisions typical for transactions of this type.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Issuer and the members of the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Issuer’s ADSs would be delisted from the NASDAQ Capital Market, and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Items 4(a)-(j) of this Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, Mr. Shi currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D, although Mr. Shi may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, Mr. Shi may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

References to the Consortium Agreement and the Proposal in this statement are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 99.1 and 99.2 and incorporated herein by reference in their entirety.

Item 5.                     Interest in Securities of the Issuer

(a)-(b)              The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer for Mr. Shi.

Reporting Person	Amount beneficially owned	Percent of total(1)	Sole voting power	Shared Voting power	Sole dispositive power	Shared dipositive power
Bin Shi	14,759,480	3.5%	14,759,480	0	14,759,480	0

(1)               The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to Mr. Shi, the Ordinary Shares that he has the right to acquire within 60 days.

The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer for persons who are members of the Consortium and therefore, together with Mr. Shi, may form a group within the meaning of Section 13(d)(3) of the Securities Act.

Reporting Person	Amount beneficially owned	Percent of total(1)	Sole voting power	Shared Voting power	Sole dispositive power	Shared dipositive power
Japan NK Investment K.K.	152,107,950	36.3%	0	152,107,950	0	152,107,950
PNF Investment Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
Rui Chen	152,107,950	36.3%	0	152,107,950	0	152,107,950
Renewable Japan Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
H&T Corporation	152,107,950	36.3%	0	152,107,950	0	152,107,950
Katsuhito Manabe	152,107,950	36.3%	0	152,107,950	0	152,107,950
Sino-Century HX Investments Limited	4,940,910	1.2%	4,940,910	0	4,940,910	0
Kai Ding	10,709,320	2.6%	10,709,320	0	10,709,320	0
IDG-Accel China Capital L.P.	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Associates L.P.	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Investors L.P.	101,949,906	24.3%	4,495,992	97,453,914	4,495,992	97,453,914
IDG-Accel China Capital GP Associates Ltd.	101,949,906	24.3%	101,949,906	0	101,949,906	0
Quan Zhou	101,949,906	24.3%	0	101,949,906	0	101,949,906
Chi Sing Ho	101,949,906	24.3%	0	101,949,906	0	101,949,906
Jolmo Solar	5,400,000	1.3%	5,400,000	0	5,400,000	0
CES Holding	8,000,000	1.9%	8,000,000	0	8,000,000	0
Dai	13,400,000	3.2%	0	13,400,000	0	13,400,000
Duan	17,200,000	4.1%	0	17,200,000	0	17,200,000
Kang	3,800,000	0.9%	0	3,800,000	0	3,800,000

(1)               The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to Mr. Shi, the Ordinary Shares that he has the right to acquire within 60 days.

(c)                                  Mr. Shi has not effected any transactions relating to the Ordinary Shares during the past 60 days.

(d)                                 To the best of his knowledge, no person other than Mr. Shi has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Shi identified in this Item 5.

(e)                                  Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Consortium Agreement and the Proposal, which have been filed as Exhibit 99.1 and Exhibit 99.2 to this Schedule 13D, respectively, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6. To the best of his knowledge, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Shi and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.                     Material to Be Filed as Exhibits

Exhibit No.	Description
99.1

Consortium Agreement, dated May 25, 2020 by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding.

99.2

Proposal Letter dated May 25, 2020 from JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding, to the board of directors of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2020

Bin Shi

/s/ Bin Shi

EXHIBIT INDEX

Exhibit No.	Description
99.1

Consortium Agreement, dated May 25, 2020 by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding.

99.2

Proposal Letter dated May 25, 2020 from JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding, to the board of directors of the Issuer.